EXHIBIT 12.1

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollars in millions)

	2005	2004		2003		2002		2001
Combined fixed charges:
Preferred dividends	$—	$—		$—		$1.2		$1.4
Capitalized interest credit	5.4	2.7		1.7		1.8		2.8
Interest factor in rent expense	2.3	2.4		2.4		2.4		2.4
Other interest and fixed charges	92.2	116.8		123.6		132.5		137.1

Total combined fixed charges	$99.9	$121.9		$127.7		$137.9		$143.7

Earnings-pretax income (loss) with applicable adjustments	$143.6	$(62.2)		$(635.0)		$(723.1)		$(41.4)

Ratio of earnings to combined fixed charges	1.4	NM	*	NM	*	NM	*	NM	*

*	In 2004, 2003, 2002 and 2001, earnings were less than fixed charges by $184.1, $762.7, $861.0 and $185.1, respectively.